FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 4, 2005.
2.	Press release dated July 4, 2005.
3.	Press release dated July 13, 2005.
4.	Press release dated July 19, 2005.
5.	Press release dated July 19, 2005.
6.	Press release dated July 19, 2005.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 29, 2005
ARM HOLDINGS PLC

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM OPENS NEW APPROVED DESIGN CENTER IN INDIA

MindTree Consulting joins the Approved Design Center Program to increase ARM’s design and implementation resources in India

BANGALORE, India – July 4th 2005 – MindTree Consulting, one of the leading Indian IT consulting companies and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced that MindTree Consulting has joined the ARM Approved Design Center (ADC) Program, highlighting ARM’s growing momentum in the Indian market. MindTree Consulting joins other ADC Program Partners which benefit from reduced time to tape-out and can mitigate critical design risk through access to ARM’s worldwide support organization.

“As an ARM Approved Design Center Partner, MindTree has developed highly optimized design solutions for the embedded technology market,” said Janakiraman S, president and CEO, R&D Services, MindTree Consulting. “By combining MindTree’s domain knowledge and design expertise, with ARM processors, tools and development techniques, we will ensure we expand our solution offering to customers and provide a sound technology platform to our developers.”

"It is especially important for our Partners in fast-growing markets to have a local support network and resources to produce next-generation products without sacrificing time-to-market," said Atul Arora, president, Commercial Operations, ARM. "ARM is looking to increase its partnership with Indian companies, and the ADC program is yet another way to work with the local market."

About the ARM Approved Design Center Program
ARM Approved Design Center Program Partners must go through a strict qualification process to become an ARM Approved Design Center. This includes a design flow audit, training on implementing designs with ARM processors, tools, AMBA® interface peripherals and development techniques. Each Design Center must demonstrate its own unique skills in specific technology domains, as well as end-market expertise. The ARM

Approved Design Center Program also provides additional benefits such as geographic and time-zone locality and local language support.

About MindTree Consulting
MindTree Consulting is an international IT company that delivers affordable technology solutions through global development. MindTree’s R&D Services combines expertise in semiconductor IP, hardware and software to offer complete product realization services. MindTree address the needs of the Communication, Wireless and Consumer appliances industries to create their next generation products with strong domain expertise in ASIC/SOC Design, IP development, board and system and embedded software. MindTree’s licensable technologies help customers to achieve cost and time benefits. These include UWB, Bluetooth, echo cancellation and noise reduction and VOIP.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. AMBA is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

Rony Thomas	Avinash Ramachandra
Text 100	Text 100
+91 80 22291914	+ 91 80 22291914
ronyt@text100.co.in	avinashr@text100.co.in

Item 2

FUDAN UNIVERSITY LICENSES ARM7TDMI PROCESSOR FOR
ADVANCED SOC RESEARCH PROJECTS

China’s only state key laboratory of ASIC & System selects ARM technology for SoC design research and training

SHANGHAI, CHINA AND CAMBRIDGE, UK - July 4, 2005 – Fudan University, one of the top universities in China, and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that the State Key Laboratory of ASIC & System has licensed the ARM7TDMI® processor through the ARM® Foundry Program. The State Key Laboratory of ASIC & System will implement ARM technology in its advanced SoC designs for research and training purposes.

Chinese fabless companies continue to grow at a tremendous rate; however, the market still faces a shortage of talented designers and developers. By licensing ARM technology, China’s only State Key Laboratory of ASIC & System in Fudan University will help increase the number of capable, local designers and developers by providing them with training through ARM technology-based SoC design and research projects using ARM solutions. The laboratory has trained many IC designers and developers in China during the last decade.

“The ARM architecture is widely recognized as the ideal solution to deliver high-performance, low-cost and power-efficient embedded SoC design systems,” said Professor Dr. Zhiliang Hong, deputy director of State Key Laboratory of ASIC & System, director of IC Design Laboratory, Fudan University. “This agreement will enable us to develop our research and training programs using the popular ARM7TDMI processor, which is among the most widely used in today’s SoC design environment.”

“Since entering China in 2001, ARM has brought advanced technologies to the market and established a thriving ARM Powered® ecosystem. A central part of this ecosystem involves training and skills development at the local level,” said Dr. Jun Tan, president of ARM China. “We expect this agreement, along with our University Program, will enable

China to cultivate more IC design specialists—speeding the shift from ‘made in China’ to ‘developed in China’.”

About State Key Laboratory of ASIC & System in Fudan University
Founded in 1992, the State Key Laboratory of ASIC & System in Fudan University is the only Chinese key laboratory focusing on IC design and SoC technology research and teaching. Its major research fields include: ASIC system (and sub-system) design, ASIC chip design and testing, and processes and components for ASIC design. It is one of the most influential IC design, development and research centres and the strongest IC designers’ culturists in China. More information on the State Key Laboratory of ASIC & System in Fudan University is available at http://me.fudan.edu.cn/brief/asics.htm.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

END

ARM, ARM Powered and ARM7TDMI are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

# # #

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Item 3

ARM ANNOUNCES NEW REALVIEW TOOLS DISTRIBUTOR IN INDIA

Increases availability of industry-leading ARM RealView development tools in India

CAMBRIDGE, UK – 13 July 2005 – ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced it has appointed Ammos Software Technologies Pvt Ltd., one of the premier providers of embedded systems solutions to the embedded industry, to distribute ARM® RealView® development tools in India.

Ammos, founded in 2002, has become an established player in providing high technology solutions to the embedded industry and has gained significant market share in the embedded solutions business in India. Ammos also provides turnkey-based Physical Design solutions for the VLSI Design Industry. The technical staff at Ammos includes senior application engineers who have already been trained by ARM and are gaining significant experience by working closely with customers

“With India becoming a hub of embedded system design, this partnership with ARM will provide to the engineering community the best possible development environment in achieving their ever shrinking time-to-market schedules,” said Syed Ajazul Huq, CEO, Ammos Software Technologies “We are proud to be associated with ARM, and strongly believe that we will reflect the best support practices offered by ARM.”

“Ammos’ reputation and experience with customers, together with ARM RealView development tools, will assist our Partners to develop innovative ARM processor-based devices with rapid time-to-market,” said Atul Arora, president, Commercial Operations, ARM India.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

Rony Thomas	Avinash Ramachandra
Text 100	Text 100
+91 80 22291914	+ 91 80 22291914
ronyt@text100.co.in	avinashr@text100.co.in

Item 4

ARM Holdings plc

2nd Quarter 2005 Results
Tuesday 19 July 2005

ARM Holdings plc, the microprocessor designer, will be announcing its second quarter to 30 June 2005, on Tuesday 19 July 2005. There will be an analyst presentation at 9.30 am in the ground floor presentation suite of our offices, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB.

The presentation will also be available via a live webcast on www.arm.com

Please also find attached an invitation to the conference call in the afternoon.

Should you or a colleague wish to attend, please reply by return to Anna Bateman on anna.bateman@fd.com (020 7831 3113).

Kind regards

Yours sincerely

James Melville-Ross
Senior Vice President

Item 5

ARM Holdings plc
cordially invites you to participate in a

CONFERENCE CALL

     on Tuesday, 19 July 2005
following the 7.00am announcement of
its Q2 Results Statement
(The press release will be available after 8.00am from www.arm.com)

Hosted by:

     Sir Robin Saxby, Chairman
Warren East, Chief Executive Officer
Tim Score, Chief Financial Officer
Bruce Beckloff, VP Investor Relations

Time:

1.30pm BST
2.30pm CET
8.30am EDT

Dial In Numbers:

UK/Continental Europe Dial-in Number:	+44 20 7081 7175
US Participants Dial in number:	+1 866 432 7186

If you cannot attend, you can listen to a taped recording which will be available approximately 1 hour after the call ends for 5 days.

UK/Continental Europe	+44 20 7081 9440
(Account Number: 130866
Recording Number: 456565#)

US	+1 866 717 8634
(Account Number: 130866
Recording Number: 456565#)

If you have any queries, please contact:

Anna Bateman
Financial Dynamics
Tel: +44 20 7831 3113

Item 6

RENESAS TECHNOLOGY SELECTS ARM PROCESSORS FOR 3G MOBILE PHONE
AND CONSUMER DEVICES

License agreement furthers ARM’s leadership position as a global semiconductor IP supplier

CAMBRIDGE, UK – July 19, 2005 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Renesas Technology Corp., one of the largest semiconductor companies in the world, has licensed the ARM1136JF-S™ processor for use in its future devices for advanced mobile phone designs, and the ARM946E-S™ processor for use in its application specific integrated circuits (ASICs) for consumer applications. By licensing these proven, high-performance ARM® processors, Renesas Technology will be able to reduce time-to-market while providing its customers with value-added solutions that support rigorous device security, media acceleration and portability requirements.

The mobile and consumer device markets continue to evolve rapidly, creating an increased need for OEMs to deliver feature-rich devices faster and at lower cost. To help their OEM customers meet consumer demands for feature-rich devices, companies are increasingly turning to ARM to provide them with a proven technology foundation to help speed development time. A June 2005 Gartner report, “Strong Growth Returns to the Market for Semiconductor IP,” notes that semiconductor IP revenue increased 21 percent in 2004 compared to 2003. Gartner also reported that microprocessors make up the largest part of the semiconductor IP market, and that ARM holds the largest share of the market at 25 percent.

“By selecting ARM technology, which has a high market reputation, for our core lineup for next-generation SoC development for mobile phones and consumer devices, we now have the performance, flexibility and solution to meet our customer needs,” said Yutaka Tanaka, department manager of Mobile Product Marketing Department, System Solution Business Unit 2, of Renesas Technology.

“Developing increasingly feature-rich devices poses significant technical challenges for consumer electronics designers,” said Takafumi Nishijima, president, ARM KK “Through this licensing agreement, we take a significant step forward by providing Renesas with proven ARM technology

-more-

that will enable them to meet the demands for new mobile phones and ASIC designs in the ever-changing consumer market faster and at lower cost. The licensing of this technology by a leading company such as Renesas is further acknowledgement of the wide acceptance of ARM technology in the Japanese market.”

The ARM946E-S synthesizable macrocell is well suited to a wide range of embedded applications. Select features include a combination of flexible instruction and data caches, instruction and data tightly coupled memory (TCM) interfaces, a protection unit, and an AMBA® interconnect-compliant AHB interface. In addition to those technologies, the award-winning ARM1136JF-S processor features media extensions, ARM Jazelle® acceleration technology, and ARM Thumb® code compression technology.

Renesas Technology will use the ARM946E-S processor at the heart of its consumer device ASIC designs, and the ARM1136JF-S processor for application processors for 3G mobile phone designs.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, AMBA, Jazelle and Thumb are registered trademarks of ARM Limited. ARM946E-S and ARM1136JF-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com